SIDLEY AUSTIN BROWN & WOOD LLP

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03022469

May 30, 2003


PROCESSED
JUN 11 2003
THOMSON FINANCIAL
SUPPL
SEC MAIL PROCESSING
RECEIVED
JUN 03 2003
WASH. D.C.
152
SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Stop 3-2
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
Grupo Mexico, S.A. de C.V.
("Grupo Mexico"), File No. 82-4582

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit the following document on behalf of Grupo Mexico:

1. An English translation of Grupo Mexico's consolidated financial statements filed with the Mexican Stock Exchange (the *Bolsa Mexicana de Valores*) as of and for the three months ended March 31, 2003 and March 31, 2002 (with accompanying Annexes).

This letter and the enclosed document are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by Grupo Mexico that it is subject to the Act.

Please acknowledge receipt of this letter and the above-listed document by stamping and returning the enclosed copy in the self-addressed, stamped envelope provided for your convenience.

dw 6/9

Please do not hesitate to contact me with any further questions or comments you may have at (212) 839-5643.

Best regards,



Michael Cummings

(Enclosure)

cc: Messrs. Ernesto Durán Trinidad
Michael L. Fitzgerald

NY1 5389758v1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: GMEXICO

Quarter: 1 Year: 2003

GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	TOTAL ASSETS	**85,777,980**	100	**88,687,183**	100
2	CURRENT ASSETS	**12,129,807**	14	**11,830,807**	13
3	CASH AND SHORT-TERM INVESTMENTS	3,888,040	5	2,467,755	3
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,523,953	3	2,894,969	3
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,119,743	1	1,101,527	1
6	INVENTORIES	4,191,739	5	4,948,912	6
7	OTHER CURRENT ASSETS	406,332	0	417,644	0
8	LONG-TERM	**173,859**	0	**135,364**	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	173,859	0	135,364	0
11	OTHER INVESTMENTS	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	**61,960,486**	72	**63,963,035**	72
13	PROPERTY	34,372,818	40	39,652,368	45
14	MACHINERY AND INDUSTRIAL	58,687,514	68	50,698,410	57
15	OTHER EQUIPMENT	1,775,732	2	1,419,808	2
16	ACCUMULATED DEPRECIATION	33,831,227	39	29,578,142	33
17	CONSTRUCTION IN PROGRESS	955,649	1	1,770,591	2
18	DEFERRED ASSETS (NET)	**10,448,059**	12	**10,172,849**	11
19	OTHER ASSETS	**1,065,769**	1	**2,585,128**	3
20	TOTAL LIABILITIES	**55,674,540**	100	**53,534,906**	100
21	CURRENT LIABILITIES	**12,836,956**	23	**17,145,950**	32
22	SUPPLIERS	3,907,304	7	4,452,772	8
23	BANK LOANS	5,256,094	9	8,714,580	16
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,621,015	3	1,223,756	2
26	OTHER CURRENT LIABILITIES	2,052,543	4	2,754,842	5
27	LONG-TERM LIABILITIES	**26,247,806**	47	**19,901,953**	37
28	BANK LOANS	26,179,291	47	19,648,420	37
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	68,515	0	253,533	0
31	DEFERRED LOANS	**11,842,706**	21	**12,869,792**	24
32	OTHER LIABILITIES	**4,747,072**	9	**3,617,211**	7
33	CONSOLIDATED STOCK HOLDERS' EQUITY	**30,103,440**	100	**35,152,277**	100
34	MINORITY INTEREST	**8,711,058**	29	**10,083,594**	29
35	MAJORITY INTEREST	**21,392,382**	71	**25,068,683**	71
36	CONTRIBUTED CAPITAL	**18,591,953**	62	**18,591,953**	53
37	PAID-IN CAPITAL STOCK (NOMINAL)	16,316,041	54	16,316,041	46
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,117,378	7	2,117,378	6
39	PREMIUM ON SALES OF SHARES	158,534	1	158,534	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	CAPITAL INCREASE (DECREASE)	**2,800,429**	9	**6,476,730**	18
42	RETAINED EARNINGS AND CAPITAL RESERVE	9,622,483	32	11,539,350	33
43	REPURCHASE FUND OF SHARES	13,610	0	13,610	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(6,158,614)	(20)	(5,422,909)	(15)
45	NET INCOME FOR THE YEAR	(677,050)	(2)	346,679	1

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: 1 YEAR:2003
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**3,888,040**	100	**2,467,755**	100
46	CASH	2,489,703	64	1,809,320	73
47	SHORT-TERM INVESTMENTS	1,398,337	36	658,435	27
18	**DEFERRED ASSETS (NET)**	**10,448,059**	100	**10,172,849**	100
48	AMORTIZED OR REDEEMED EXPENSES	10,342,703	99	10,045,429	99
49	GOODWILL	105,356	1	127,420	1
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**12,836,956**	100	**17,145,950**	100
52	FOREING CURRENCY LIABILITIES	9,547,231	74	15,184,452	89
53	MEXICAN PESOS LIABILITIES	3,289,725	26	1,961,498	11
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**2,052,543**	100	**2,754,842**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	2,052,543	100	2,754,842	100
27	**LONG-TERM LIABILITIES**	**26,247,806**	100	**19,901,953**	100
59	FOREING CURRENCY LIABILITIES	26,247,806	100	19,901,953	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**68,515**	100	**253,533**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	68,515	100	253,533	100
31	**DEFERRED LOANS**	**11,842,706**	100	**12,869,792**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	11,842,706	100	12,869,792	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**4,747,072**	100	**3,617,211**	100
68	RESERVES	1,519,585	32	1,455,224	40
69	OTHERS LIABILITIES	3,227,487	68	2,161,987	60
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(6,158,614)**	100	**(5,422,909)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(4,699,085)	(76)	(4,291,119)	(79)
71	INCOME FROM NON-MONETARY POSITION ASSETS	(1,459,529)	(24)	(1,131,790)	(21)

19/05/2003 16.40

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER:**1** YEAR:**2003**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	(707,149)	(5,315,143)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	237	210
75	EMPLOYERS (*)	4,916	5,446
76	WORKERS (*)	15,740	17,368
77	CIRCULATION SHARES (*)	651,646,640	651,646,640
78	REPURCHASED SHARES (*)	0	0

19/05/2003 16.40

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **1** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**5,909,000**	100	**6,082,345**	100
2	COST OF SALES	4,222,144	71	4,275,389	70
3	**GROSS INCOME**	**1,686,856**	**29**	**1,806,956**	**30**
4	OPERATING EXPENSES	1,331,498	23	1,247,111	21
5	**OPERATING INCOME**	**355,358**	**6**	**559,845**	**9**
6	TOTAL FINANCING COST	518,163	9	(276,516)	(5)
7	**INCOME AFTER FINANCING COST**	**(162,805)**	**(3)**	**836,361**	**14**
8	OTHER FINANCIAL OPERATIONS	33,602	1	(11,710)	0
9.	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(196,407)**	**(3)**	**848,071**	**14**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	372,949	6	234,745	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**(569,356)**	**(10)**	**613,326**	**10**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	39,280	1	3	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	**(530,076)**	**(9)**	**613,329**	**10**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(530,076)**	**(9)**	**613,329**	**10**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	100,695	2
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(530,076)**	**(9)**	**512,634**	**8**
19	NET INCOME OF MINORITY INTEREST	146,974	2	165,955	3
20	**NET INCOME OF MAJORITY INTEREST**	**(677,050)**	**(11)**	**346,679**	**6**

19/05/2003 16.40

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**5,909,000**	100	**6,082,345**	100
21	DOMESTIC	2,561,258	43	2,266,683	37
22	FOREIGN	3,347,742	57	3,815,662	63
23	TRANSLATED INTO DOLLARS (***)	310,923	5	354,382	6
6	**TOTAL FINANCING COST**	**518,163**	100	**(276,516)**	100
24	INTEREST PAID	638,858	123	482,899	175
25	EXCHANGE LOSSES	1,766,406	341	183,149	66
26	INTEREST EARNED	89,931	17	16,016	6
27	EXCHANGE PROFITS	1,192,502	230	467,527	169
28	GAIN DUE TO MONETARY POSITION	(604,668)	(117)	(459,021)	(166)
8	**OTHER FINANCIAL OPERATIONS**	**33,602**	100	**(11,710)**	100
29	OTHER NET EXPENSES (INCOME) NET	33,602	100	(11,710)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**372,949**	100	**234,745**	100
32	INCOME TAX	661,603	177	207,011	88
33	DEFERED INCOME TAX	(344,986)	(93)	(29,805)	(13)
34	WORKERS' PROFIT SHARING	56,332	15	57,539	25
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

19/05/2003 16.40

(***) THOUSANDS OF DOLLARS

82-4582

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	5,908,999	6,082,344
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	24,974,128	27,391,715
39	OPERATION INCOME (**)	1,235,386	(255,738)
40	NET INCOME OF MAYORITY INTEREST(**)	(2,940,344)	(2,152,402)
41	NET CONSOLIDATED INCOME (**)	(2,389,951)	(2,110,713)

19/05/2003 19/05/2003 16.40

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **1** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**(530,076)**	**512,634**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	912,597	983,498
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**382,521**	**1,496,132**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(2,086,645)	15,875
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(1,704,124)**	**1,512,007**
6	CASH FLOW FROM EXTERNAL FINANCING	(217,184)	(1,880,566)
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(217,184)**	**(1,880,566)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**25,581**	**(609,823)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(1,895,727)	(978,382)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	5,783,767	3,446,137
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	3,888,040	2,467,755

19/05/2003 16.40

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**912,597**	**983,498**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,131,312	991,649
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	20,744	17,573
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(239,459)	(25,724)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(2,086,645)**	**15,875**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	242,978	(293,756)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	293,878	516,958
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	158,783	45,064
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(440,153)	106,106
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,342,131)	(358,497)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(217,184)**	**(1,880,566)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	5,527,298	234,800
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(5,744,482)	(2,115,366)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS		
31	(-) DIVIDENS PAID		
32	+ PREMIUM ON SALE OF SHARES		
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**25,581**	**(609,823)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(31,048)	251
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(372,501)	(533,966)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(18,296)	(55,130)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	447,426	(20,978)

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **1** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	(8.97) %	8.43 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(13.74) %	(8.59) %
3	NET INCOME TO TOTAL ASSETS (**)	(2.79) %	(2.38) %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(114.07) %	89.54 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.29 times	0.31 times
7	NET SALES TO FIXED ASSETS (**)	0.40 times	0.43 times
8	INVENTORIES ROTATION (**)	4.37 times	4.53 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	33 days	37 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.37 %	8.65 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	64.91 %	60.36 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.85 times	1.52 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	64.29 %	65.54 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	42.36 %	31.11 %
15	OPERATING INCOME TO INTEREST PAID	0.56 times	1.16 times
16	NET SALES TO TOTAL LIABILITIES (**)	0.45 times	0.51 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.94 times	0.69 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.62 times	0.40 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.22 times	0.22 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	30.29 %	14.39 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	6.47 %	24.60 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(35.31) %	0.26 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(2.67) times	3.13 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	(1,456.16) %	87.56

19/05/2003 16.40

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **1** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	(4.51)	$	(3.30)
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00	$	0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00	$	0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	(3.69)	$	(3.11)
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.02	$	(0.13)
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00	$	0.00
8	CARRYING VALUE PER SHARE	$	32.83	$	38.47
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.00	$	0.00
10	DIVIDEND IN SHARES PER SHARE		0.00 shares		0.00 shares
11	MARKET PRICE TO CARRYING VALUE		0.38 times		0.37 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		2.82 times		4.27 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00 times		0.00 times

19/05/2003 16.40

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

GRUPO MÉXICO

FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS UNLESS NOTED - US GAAP)

	THREE MONTHS ENDED:		
USGAPP (*)	31 MARCH 2003	31 MARCH 2002	VAR. %
NET SALES	539,227	630,770	(14.5)
COST OF SALES	395,809	447,326	(11.5)
ADMINISTRATIVE EXPENSES	26,800	33,951	(21.1)
OPERATING INCOME	44,667	80,422	(44.5)
EBITDA	116,619	149,493	(22.0
FINANCING COSTS (NET)	50,161	48,358	3.7
INCOME (LOSS) NET	(30,310)	(20,940)	(44.7)
INCOME (LOSS) PER SHARE	(0.05)	(0.03)	(44.7)

METALS MARKET PRICES

		THREE MONTHS ENDED:		
		31 MARCH 2003	31 MARCH. 2002	VAR. %
COPPER	(US CTVS./LB)	76.0	72.2	5.3
ZINC	(US CTVS./LB)	35.7	36.0	(0.8)
SILVER	(DLLS./OZ)	4.7	4.5	4.4
GOLD	(DLLS./OZ)	352.1	290.4	21.2
MOLYBDENUM	(US.DLLS./LB)	4.0	2.7	48.1
LEAD	(US.DLLS./LB)	20.8	22.3	(6.7)

* BECAUSE OF THE NATURE OF OUR MINING BUSINESS ACTIVITIES, WHOSE SALES ARE 100% DENOMINATED IN US DOLLARS, WE HAVE PRESENTED FIGURES IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN THE UNITED STATES UNDER THE HEADING "APPLIES TO US GAAP" AND SUBSEQUENTLY IN ACCORDANCE WITH MEXICAN GAAP UNDER THE HEADING " APPLIES TO MEXICAN GAAP".

GRUPO MEXICO (G.MEXICO) CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED ON MARCH 31, 2003, INCLUDED THE OPERATIONS OF AMERICAS MINING CORPORATION (AMC) AND GRUPO FERROVIARIO MEXICANO (GFM) WHICH CONSOLIDATE THE RESULTS OF THE OPERATING COMPANIES: MINERA MEXICO (MM), ASARCO, SOUTHERN PERU COPPER CORPORATION (SPCC), GRUPO FERROVIARIO MEXICANO (GFM) AND FERROMEX.

APPLIES TO US GAAP:

G.MEXICO CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDING MARCH 31, 2003 ARE HIGHLIGHTED BY IMPROVED EFFICIENCIES THAT ALLOWED US TO OBTAIN SIGNIFICANT OPERATING AND ADMINISTRATIVE COST SAVINGS AT ALL OF OUR SUBSIDIARIES, DESPITE AN INCREASE ON POWER AND ENERGY. THESE SAVINGS WERE THE RESULT OF VARIOUS MEASURES, INCLUDING INCREMENTAL PRODUCTIVITY IN THE OPERATING COMPANIES OF THE GROUP AND TO A SIGNIFICANT CONTRIBUTION FROM THE RAILROAD DIVISION.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

AT MARCH 31, 2003 REDUCTIONS IN COSTS AND EXPENSES ADDED $58.7 MILLION REPRESENTING A 12.2% IMPROVEMENT COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. THIS DECREASE IN COSTS AND EXPENSES ALSO ALLOWED US TO MITIGATE THE EFFECT OF THE REDUCTION OF COPPER SALES (20.8%) AND ZINC (29.6%).

G MEXICO'S CONSOLIDATED SALES AS OF MARCH 31, 2003 WERE $539.2 MILLION, COMPARED TO $630.8 MILLION DURING THE SAME PERIOD OF THE PREVIOUS YEAR. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO THE FOLLOWING REASONS:

IN THE CASE OF FERROMEX WE HAD THE SAME VOLUME OF TRANSPORTATION, HOWEVER, THE NEGATIVE EFFECTS OF THE IMPORTS AND EXPORTS ORIGINATED BY THE GLOBAL CIRCUMSTANCES, ALSO THE EFFECT OF THE FOREIGN EXCHANGE RATE, THAT REGISTERED IN AVERAGE OF 18.5% DEVALUATION IN THE FIRST QUARTER OF 2003 COMPARED TO THE SAME PERIOD A YEAR AGO, WHICH AFFECTED INCOME FROM THE RAILROAD TRANSPORT SERVICES. REGARDING THE MINING DIVISION, THE SALES REDUCTION WAS DUE BASICALLY TO OUR STRATEGY OF FAVORING MARGIN OVER VOLUME, AS WELL TO THE NEGATIVE IMPACT DUE TO THE OPERATIONAL CUTBACK IN THE MISSION, USA MINE AND THE LABOR STRIKE IN MEXICANA DE CANANEA, IN ADDITION TO THE LIQUIDITY PROBLEMS MANIFEST DURING THE PERIOD OF THE FINANCIAL RESTRUCTURING, WHICH CAUSED NEGATIVE IMPACT IN THE OPERATION OF THE MINES AND PLANTS OF THE MINING SECTOR IN MEXICO AND THE UNITED STATES.

AT MARCH 31, 2003 THE OPERATING CASH FLOW (EBITDA) WAS $116.6 MILLION, REPRESENTING 21.6% OF SALES COMPARED TO 23.7% DURING THE SAME PERIOD OF THE PREVIOUS YEAR.

THE OPERATING EARNINGS AS OF MARCH 31, 2003, WERE $44.7 MILLION DOLLARS REPRESENTING 8.3% OF SALES COMPARED TO 12.7% DURING THE SAME PERIOD OF THE PREVIOUS YEAR.

INVESTMENTS

THE INVESTMENT PROGRAM CARRIED OUT DURING THE YEAR HAS REACHED $43.9MILLION, OF WHICH $30.4 MILLION CORRESPONDS TO THE MINING DIVISION, THAT IS MOSTLY RELATED TO COST IN STRIPPING ORE OF $17.8 MILLION THAT WILL ALLOW TO ACCESS HIGHER-GRADE MINERAL ZONES. THE RAILROAD DIVISION INVESTED $13.5 MILLION ON THE CONSTRUCTION, REHABILITATION OF TRACKS, TERMINALS AND A NEW VEHICLE TERMINAL IN GUADALAJARA.

FINANCING

GRUPO MEXICO ANNOUNCED ON MARCH 30, 2003 THAT IT HAS SIGNED AND RECEIVED FUNDING OF A LOAN FOR $200 MILLION WITH A SYNDICATE OF BANKS LED BY J.P. MORGAN-CHASE AND BANK OF AMERICA. THIS CREDIT REPLACES AN AGREEMENT ORIGINALLY REACHED WITH BARCLAY'S, WHICH DECIDED TO BACK AWAY FROM ITS COMMITMENT IN THE RESTRUCTURING THAT CURRENTLY IS TAKEN BY ELEVEN BANKS. UPON CONSUMMATING THIS NEGOTIATION, THE $310 MILLION LOAN SIGNED FEBRUARY 28 WITH BANCO INBURSA HAS ALSO BEEN FUNDED. AS A RESULT, THE AMERICAS MINING CORPORATION (AMC) SUBSIDIARY RECEIVES NEW RESOURCES AND TODAY ACQUIRES 54.4 PERCENT OF THE SHARES OF SOUTHERN PERU COPPER CORPORATION. AMC ASSUMES CONTROL OF THESE SHARES, WHICH ARE NOW COLLATERAL FOR THE INBURSA LOAN. WITH THE COMPLETION OF THESE JOINT OPERATIONS, ASARCO REDUCES ITS NET DEBT TO 226 MILLION DOLLARS THAT REPRESENTS A REDUCTION OF 77 PERCENT OF ITS OVERALL DEBT, CANCELING 100

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

PERCENT OF SHORT-TERM DEBT IN THE AMOUNT OF $550 MILLION AND ASSURES ITS VIABILITY UNDER CURRENT MARKET CONDITIONS, AND GRUPO MEXICO IMPROVES ITS GENERAL DEBT PROFILE. THE PARTICIPATING BANKS IN THE AFOREMENTIONED CREDIT ARE J. P. MORGAN-CHASE BANK, BANK OF AMERICA, THE BANK OF NOVA SCOTIA, BNP PARIBAS, BANAMEX-CITY GROUP, DRESDNER BANK, WESTDEUTSCHE LANDESBANK, THE ROYAL BANK OF CANADA, DEUTSCHE BANK, CREDITE AGRICOLE INDOSUEZ Y BBVA-BANCOMER. WITH THIS TRANSACTION, GRUPO MEXICO COMPLETED THE FINANCIAL RESTRUCTURE OF ASARCO, INC.

THE TOTAL DEBT OUTSTANDING AT MARCH 31, 2002, WAS $2,906.1 MILLION, WITH AVAILABLE CASH OF $351.5 MILLION AND THAT IS EQUIVALENT TO A NET DEBT OF $2,554.6 MILLION DOLLARS.

ON APRIL 29, 2003, GRUPO MÉXICO, S.A. DE C.V. (GM) REPORTED THAT ITS SUBSIDIARY GRUPO MINERO MÉXICO, S.A. DE C.V., GMM, WHICH CONCENTRATES ITS WHOLE MINING OPERATIONS IN MEXICO, HAS CONCLUDED AND SIGNED ITS FINANCIAL RESTRUCTURING WITH BOTH, THE INSTITUTIONAL INVESTORS THAT ARE HOLDERS OF ITS ISSUED SECURED EXPORT NOTES AND WITH THE BANKS LEAD BY BANK OF AMERICA, N.A. THE AGREEMENTS RESTRUCTURE CREDITS FOR $608.9 MILLION DOLLARS, NOW PAYABLE IN MARCH 2007, AND CREDITS FOR $270.3 MILLION DOLLARS THAT WILL BE PAYABLE IN QUARTERLY INSTALLMENTS STARTING IN MARCH 2004. IN SUM, CREDITS FOR A TOTAL OF $879.2 MILLION DOLLARS WERE RESTRUCTURED. AS PART OF THE AGREEMENTS EXECUTED TODAY THE HOLDING COMPANY OF G.MEXICO'S MINING ASSETS, AMERICAS MINING CORPORATION (AMC), WILL CAPITALIZE GMM WITH $110 MILLION DOLLARS TO SUPPORT ITS FINANCIAL STRUCTURE AND ENSURE THE DEVELOPMENT OF OPERATIONS OF THE LATTER AND ITS SUBSIDIARIES.

WITH THE FOREGOING, TOGETHER WITH THE RECENT PAYMENT OF $550 MILLION DOLLAR CREDITS OWED BY ITS SUBSIDIARY ASARCO INCORPORATED (ASARCO), WHICH WAS MADE LAST MARCH 31, G.MEXICO CONCLUDES ITS FINANCIAL RESTRUCTURATION. MR. GERMÁN LARREA M.V., CHAIRMAN OF THE BOARD AND CEO OF G.MEXICO STATED: "HAVING SUCCESSFULLY CONCLUDED THIS FINANCIAL RESTRUCTURE, THAT IMPLIED A REMARKABLE COMPLEXITY GIVEN THE NUMBER OF INSTITUTIONAL INVESTORS, BANKING INSTITUTIONS AND AGENCIES OF THE U.S. GOVERNMENT INVOLVED, GRUPO MÉXICO AND ITS SUBSIDIARIES WILL HAVE NOW MORE FINANCIAL AND OPERATIONAL FLEXIBILITY TO FULLY FOCUS ON INCREASING THE PRODUCTIVITY AND PROFITABILITY OF ITS VARIOUS MINING AND METALLURGICAL UNITS EVEN IN THE PERIOD OF DEPRESSED PRICES THAT THE INDUSTRY IS FACING". "IT IS TO HIGHLIGHT THAT BOTH ASARCO AND GMM HAVE A SOLID FINANCIAL STRUCTURE THAT WILL ENABLE THEM TO ENHANCE ITS DAILY OPERATIONS AND BETTER CONFRONT THE CURRENT LOW METAL PRICE CYCLE. IN FACT THE NEXT MATURITY FOR ASARCO IS IN APRIL 2013. FOR ITS PART, GMM, THANKS THE REFERRED RESTRUCTURING, HAS A BETTER DEBT PROFILE IN ACCORDANCE WITH ITS FINANCIAL CAPABILITIES AT THE CURRENT METAL PRICES".

WITH REGARD TO G.MÉXICO'S SUBSIDIARY SOUTHERN PERU COPPER CORPORATION (SPCC) THAT CONSOLIDATES THE PERUVIAN MINING OPERATIONS, ITS FINANCIAL STRUCTURE IS VERY SOLID AND HAS AN APPROVED BOND ISSUE PROGRAM OF UP TO $750 MILLION DOLLARS AND A CASH OF AROUND $200 MILLION DOLLARS. PART OF THESE RESOURCES WILL BE DEVOTED FOR THE ILO SMELTER MODERNIZATION. FINALLY, G.MEXICO STRESSED THAT ITS TRANSPORT SUBSIDIARIES HAVE A VERY EFFICIENT FINANCIAL AND OPERATIONAL STRUCTURE.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

MINING DIVISION

AMERICAS MINING CORPORATION (AMC)

AMC -FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS UNLESS NOTED - US GAAP)

FINANCIAL DATA	3 MONTHS ENDED:31/MAR/2003	3 MONTHS ENDED: 31/MAR/2002	VAR %
NET SALES	413,546	488,575	(15.4)
COST OF SALES	320,480	361,200	(11.3)
ADMINISTRATIVE EXPENSES	20,007	26,160	(23.5)
OPERATING INCOME	20,433	55,448	(63.1)
EBITDA	73,059	101,215	(27.8)
FINANCING COST (NET)	46,405	48,641	(4.6)
INCOME (LOSS) NET	(38,532)	(36,528)	(5.5)

PRODUCTION SOLD		3 MONTHS ENDED:31/MAR/2003	3 MONTHS ENDED: 31/MAR/2002	VAR %
COPPER	TM	191,303	241,451	(20.8)
ZINC	TM	26,662	37,849	(29.6)
SILVER	(KG)	154,699	168,824	(8.4)
GOLD	(KG)	353	471	(25.1)
MOLYBDENUM	(TM)	2,705	3,094	(12.6)
LEAD	(TM)	5,801	7,242	(19.9)

AT MARCH 31, 2003, SALES WERE $413.5 MILLION COMPARED TO $488.6 MILLION IN 2002. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO LOWER VOLUMES SOLD.

DURING YEAR 2003, SALES VOLUMES FOR COPPER REGISTERED A TOTAL REDUCTION OF 50,148 METRIC TONS, 20.8% LOWER THAN THE SAME PERIOD IN 2002. ZINC AND SILVER HAVE ALSO SHOWN THE SAME TREND WITH A DECREASE OF 29.6% AND 8.4% RESPECTIVELY DURING THE SAME PERIOD. THE SALES REDUCTION WAS DUE BASICALLY TO OUR STRATEGY OF FAVORING MARGIN OVER VOLUME, AS WELL TO THE NEGATIVE IMPACT DUE TO THE OPERATIONAL CUTBACK IN THE MISSION, USA MINE AND THE LABOR STRIKE IN MEXICANA DE CANANEA, IN ADDITION TO THE LIQUIDITY PROBLEMS MANIFEST DURING THE PERIOD OF THE FINANCIAL RESTRUCTURING, WHICH CAUSED NEGATIVE IMPACT IN THE OPERATION OF THE MINES AND PLANTS OF THE MINING SECTOR IN MEXICO AND THE UNITED STATES.

EBITDA FOR THE FIRST QUARTER OF 2003 WAS $73.1 MILLION DOLLARS, 27.8% LOWER THAN THE SAME PERIOD OF THE PREVIOUS YEAR.

THE OPERATING EARNINGS AT MARCH 31, 2003 WAS $20.4 MILLION, WHICH REPRESENTED A REDUCTION OF 63.1% COMPARED WITH THE SAME PERIOD OF THE PREVIOUS YEAR, DUE TO A SIGNIFICANT REDUCTION IN SALES.

NET FINANCING COSTS FOR THE FIRST QUARTER OF 2003 WAS $46.4 MILLION DOLLARS, 4.6% LOWER THAN TO THE SAME PERIOD OF THE PREVIOUS YEAR OF $48.6 MILLION, DUE

BASICALLY TO THE REDUCTION OF A BANK LOAN WITH SPCC.

THE NET LOSS AFTER TAXES AT MARCH 31, 2003 WAS $38.5 MILLION DOLLARS, 5.5% HIGHER THAN THE SAME PERIOD OF 2002 BY AMOUNT $36.5 MILLION DOLLARS.

RAILROAD DIVISION

GRUPO FERROVIARIO MEXICANO (GFM)

GFM- FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF US DOLLARS - US GAAP)

FINANCIAL DATA	3 MONTHS ENDED:31/MAR/2003	3 MONTHS ENDED: 31/MAR/2002	VAR %
REVENUES	128,478	148,014	(13.2)
COST	80,885	88,164	(8.3)
ADMINISTRATIVE EXPENSES	5,181	6,463	(19.8)
OPERATING INCOME	23,333	31,139	(25.1)
EBITDA	42,412	53,387	(20.6)
FINANCIAL COST (NET)	3,425	400	756.3
INCOME (LOSS) NET	12,639	24,205	(47.8)

DURING THE FIRST QUARTER OF 2003, REVENUES FROM RAILROAD TRANSPORT SERVICES DECREASE 13.2% AGAINST THE SAME PERIOD OF 2002. DESPITE THE SAME LEVEL OF TRANSPORT VOLUMES, THE NEGATIVE EFFECTS OF THE IMPORTS AND EXPORTS ORIGINATED BY THE GLOBAL CIRCUMSTANCES, ALSO THE EFFECT OF THE FOREIGN EXCHANGE RATE, THAT REGISTERED IN AVERAGE OF 18.5% DEVALUATION IN THE FIRST QUARTER OF 2003 COMPARED TO THE SAME PERIOD A YEAR AGO, WHICH AFFECTED THE INCOME REDUCTION BY 13.2% COMPARED TO THE SAME PERIOD LAST YEAR.

WITH RESPECT TO INVESTMENT PROJECTS AND ACQUISITION OF OTHER ASSETS, GRUPO FERROVIARIO INVESTED $13.5 MILLION DURING THE FIRST QUARTER OF 2003, FOR THE CONSTRUCTION, EXPANSION AND REHABILITATION OF TRACKS, TERMINALS, RAIL YARDS, REHABILITATION OF TRACKS, TERMINALS AND A NEW VEHICLE TERMINAL IN GUADALAJARA.

ON MARCH 31, 2003, GFM CLOSED A $200 MILLION LOAN AGREEMENT LEADED BY JP MORGAN CHASE, BANK OF AMERICA AND OTHER BANKS.

FIRST QUARTER 2003 EBITDA FOR GFM WAS $42.4 MILLION, WHICH REPRESENTED 33% OF SALES AND COMPARES WITH A 20.6% REDUCTION IN EBITDA OVER THE SAME PERIOD LAST YEAR, DUE PRIMARILY TO HIGHER COST FOR DIESEL WHICH REPRESENTED APPROXIMATELY $5.0 MILLION DURING THE FIRST QUARTER.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

APPLIES TO MEXICAN GAAP:

GRUPO MÉXICO - FINANCIAL HIGHLIGHTS
(EXPRESSED IN THOUSANDS OF MEXICAN PESOS UNLESS NOTED - MEXICAN GAAP)

FINANCIAL DATA	3 MONTHS ENDED:31/MAR/2003	3 MONTHS ENDED: 31/MAR/2002	VAR %
NET SALES	5,909,000	6,082,345	(2.8)
COST OF SALES	4,222,144	4,275,389	(1.2)
ADMINISTRATIVE EXPENSES	290,486	298,819	(2.8)
OPERATING INCOME	355,358	559,845	(36.5)
EBITDA	1,396,370	1,508,137	(7.4)
FINANCING COST (NET)	548,927	466,883	17.6
(LOSS) INCOME IN EXCHANGE LOSSES (NET)	574,004	(284,378)	(301.8)
(LOSS) INCOME NET	(677,050)	346,679	(295.3)
(LOSS) INCOME PER SHARE	(1.04)	0.53	(295.3)

METALS MARKET PRICES

		THREE MONTHS ENDED: 31 MARCH 2003	31 MARCH. 2002	VAR. %
COPPER	(US CTVS,/LB)	76.0	72.2	5.3
ZINC	(US CTVS,/LB)	35.7	36.0	(0.8)
SILVER	(DLLS./OZ)	4.7	4.5	4.4
GOLD	(DLLS./OZ)	352.1	290.4	21.2
MOLYBDENUM	(US. DLLS./LB.)	4.0	2.7	48.1
LEAD	(US CTVS,/LB)	20.8	22.3	(6.7)

G.MEXICO CONSOLIDATED RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2003 ARE HIGHLIGHTED BY IMPROVED EFFICIENCIES THAT ALLOWED US TO OBTAIN SIGNIFICANT OPERATING AND ADMINISTRATIVE COST SAVINGS AT ALL OF OUR SUBSIDIARIES, AND TO A SIGNIFICANT CONTRIBUTION TO THE GROUP BY THE RAILROAD DIVISION.

AT MARCH 31, 2003 THE REDUCTION IN COST REACHED $61.6 MILLION PESOS, WHICH REPRESENTED 1.3% COMPARED TO THE SAME PERIOD OF THE PREVIOUS YEAR. THIS DECREASE ALLOWED US TO MITIGATE THE EFFECT IN THE RESULTS OF THE REDUCTION OF COPPER SALES (20.8%) AND ZINC SALES (29.6%).

G.MEXICO CONSOLIDATED AND ACCUMULATED SALES AT MARCH 31, 2003 WAS $5,909.0 MILLION PESOS, COMPARED TO $6,082.3 MILLION PESOS FOR THE SAME PERIOD OF 2002. THIS DECREASE CAN BE ATTRIBUTED PRIMARILY TO LOWER VOLUMES SOLD, AND TO THE POLICY TO PRIVILEGE MARGINS OVER VOLUMES.

THE OPERATING CASH FLOW (EBITDA) FOR THE FIRST QUARTER ENDED MARCH 31, 2003 WAS $1,396.4 MILLION PESOS REPRESENTING 23.6% OF SALES COMPARED TO 24.8% DURING THE SAME PERIOD OF THE PREVIOUS YEAR.

G.MEXICO'S AS OF MARCH 31, 2003 OPERATING EARNINGS WAS $355.4 MILLION PESOS

REPRESENTED 6.0% OF SALES.

WITH RESPECT TO THE CONSOLIDATED FINANCIAL COST, BASED IN MEXICAN GAAP, THIS REPRESENTS A NET COST OF $518.2 MILLION PESOS AT MARCH 31, 2003, DUE BASICALLY TO A THE FINANCIAL DEBT COST OF $548.9 MILLION PESOS, FOR THE MONETARY POSITION PROFIT OF $604.7 MILLION PESOS, A PROFIT IN DERIVATIVES FOR $0.1 MILLION PESOS, AND A LOSS IN FOREIGN EXCHANGE DUE BASICALLY TO THE DEVALUATION OF THE MEXICAN PESO AGAINST THE DOLLAR FOR $574.0 MILLION PESOS.

OTHER EVENTS:

GRUPO MEXICO ANNOUNCED ON MARCH 30, 2003 THAT IT HAS SIGNED AND RECEIVED FUNDING OF A LOAN FOR $200 MILLION WITH A SYNDICATE OF BANKS LED BY J.P. MORGAN-CHASE AND BANK OF AMERICA. THIS CREDIT REPLACES AN AGREEMENT ORIGINALLY REACHED WITH BARCLAY'S, WHICH DECIDED TO BACK AWAY FROM ITS COMMITMENT IN THE RESTRUCTURING THAT CURRENTLY IS TAKEN BY ELEVEN BANKS. UPON CONSUMMATING THIS NEGOTIATION, THE $310 MILLION LOAN SIGNED FEBRUARY 28 WITH BANCO INBURSA HAS ALSO BEEN FUNDED. AS A RESULT, THE AMERICAS MINING CORPORATION (AMC) SUBSIDIARY RECEIVES NEW RESOURCES AND TODAY ACQUIRES 54.4 PERCENT OF THE SHARES OF SOUTHERN PERU COPPER CORPORATION. AMC ASSUMES CONTROL OF THESE SHARES, WHICH ARE NOW COLLATERAL FOR THE INBURSA LOAN. WITH THE COMPLETION OF THESE JOINT OPERATIONS, ASARCO REDUCES ITS NET DEBT TO 226 MILLION DOLLARS THAT REPRESENTS A REDUCTION OF 77 PERCENT OF ITS OVERALL DEBT, CANCELING 100 PERCENT OF SHORT-TERM DEBT IN THE AMOUNT OF $550 MILLION AND ASSURES ITS VIABILITY UNDER CURRENT MARKET CONDITIONS, AND GRUPO MEXICO IMPROVES ITS GENERAL DEBT PROFILE. THE PARTICIPATING BANKS IN THE AFOREMENTIONED CREDIT ARE J. P. MORGAN-CHASE BANK, BANK OF AMERICA, THE BANK OF NOVA SCOTIA, BNP PARIBAS, BANAMEX-CITY GROUP, DRESDNER BANK, WESTDEUTSCHE LANDESBANK, THE ROYAL BANK OF CANADA, DEUTSCHE BANK, CREDITE AGRICOLE INDOSUEZ Y BBVA-BANCOMER. WITH THIS TRANSACTION, GRUPO MEXICO COMPLETED THE FINANCIAL RESTRUCTURE OF ASARCO, INC.

THE TOTAL DEBT OUTSTANDING AT MARCH 31, 2002, WAS $2,906.1 MILLION, WITH AVAILABLE CASH OF $351.5 MILLION AND THAT IS EQUIVALENT TO A NET DEBT OF $2,554.6 MILLION DOLLARS.

ON APRIL 29, 2003, GRUPO MÉXICO, S.A. DE C.V. (GM) REPORTED THAT ITS SUBSIDIARY GRUPO MINERO MÉXICO, S.A. DE C.V., GMM, WHICH CONCENTRATES ITS WHOLE MINING OPERATIONS IN MEXICO, HAS CONCLUDED AND SIGNED ITS FINANCIAL RESTRUCTURING WITH BOTH, THE INSTITUTIONAL INVESTORS THAT ARE HOLDERS OF ITS ISSUED SECURED EXPORT NOTES AND WITH THE BANKS LEAD BY BANK OF AMERICA, N.A. THE AGREEMENTS RESTRUCTURE CREDITS FOR $608.9 MILLION DOLLARS, NOW PAYABLE IN MARCH 2007, AND CREDITS FOR $270.3 MILLION DOLLARS THAT WILL BE PAYABLE IN QUARTERLY INSTALLMENTS STARTING IN MARCH 2004. IN SUM, CREDITS FOR A TOTAL OF $879.2 MILLION DOLLARS WERE RESTRUCTURED. AS PART OF THE AGREEMENTS EXECUTED TODAY THE HOLDING COMPANY OF G.MEXICO'S MINING ASSETS, AMERICAS MINING CORPORATION (AMC), WILL CAPITALIZE GMM WITH $110 MILLION DOLLARS TO SUPPORT ITS FINANCIAL STRUCTURE AND ENSURE THE DEVELOPMENT OF OPERATIONS OF THE LATTER AND ITS SUBSIDIARIES.

WITH THE FOREGOING, TOGETHER WITH THE RECENT PAYMENT OF $550 MILLION DOLLAR CREDITS OWED BY ITS SUBSIDIARY ASARCO INCORPORATED (ASARCO), WHICH WAS MADE LAST MARCH 31, G-MEXICO CONCLUDES ITS FINANCIAL RESTRUCTURATION. MR. GERMÁN

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

LARREA M.V., CHAIRMAN OF THE BOARD AND CEO OF G.MEXICO STATED: "HAVING SUCCESSFULLY CONCLUDED THIS FINANCIAL RESTRUCTURE, THAT IMPLIED A REMARKABLE COMPLEXITY GIVEN THE NUMBER OF INSTITUTIONAL INVESTORS, BANKING INSTITUTIONS AND AGENCIES OF THE U.S. GOVERNMENT INVOLVED, GRUPO MÉXICO AND ITS SUBSIDIARIES WILL HAVE NOW MORE FINANCIAL AND OPERATIONAL FLEXIBILITY TO FULLY FOCUS ON INCREASING THE PRODUCTIVITY AND PROFITABILITY OF ITS VARIOUS MINING AND METALLURGICAL UNITS EVEN IN THE PERIOD OF DEPRESSED PRICES THAT THE INDUSTRY IS FACING". "IT IS TO HIGHLIGHT THAT BOTH ASARCO AND GMM HAVE A SOLID FINANCIAL STRUCTURE THAT WILL ENABLE THEM TO ENHANCE ITS DAILY OPERATIONS AND BETTER CONFRONT THE CURRENT LOW METAL PRICE CYCLE. IN FACT THE NEXT MATURITY FOR ASARCO IS IN APRIL 2013. FOR ITS PART, GMM, THANKS THE REFERRED RESTRUCTURING, HAS A BETTER DEBT PROFILE IN ACCORDANCE WITH ITS FINANCIAL CAPABILITIES AT THE CURRENT METAL PRICES".

WITH REGARD TO G.MÉXICO'S SUBSIDIARY SOUTHERN PERU COPPER CORPORATION (SPCC) THAT CONSOLIDATES THE PERUVIAN MINING OPERATIONS, ITS FINANCIAL STRUCTURE IS VERY SOLID AND HAS AN APPROVED BOND ISSUE PROGRAM OF UP TO $750 MILLION DOLLARS AND A CASH OF AROUND $200 MILLION DOLLARS. PART OF THESE RESOURCES WILL BE DEVOTED FOR THE ILO SMELTER MODERNIZATION. FINALLY, G.MEXICO STRESSED THAT ITS TRANSPORT SUBSIDIARIES HAVE A VERY EFFICIENT FINANCIAL AND OPERATIONAL STRUCTURE.

INTERMODAL MEXICO, S.A. DE C.V.	MEXICO	99.83%

+ NOTE 1 PRINCIPAL ACCOUNTING AND FINANCIAL POLICIES

A) CONSOLIDATION BASIS.

THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE RESULTS FOR GRUPO MEXICO, S.A. DE C.V., (THE CONTROLING COMPANY) AS WELL AS THOSE OF ITS SUBSIDIARY COMPANIES, AMERICAS MINING CORPORATION 100%; GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.99.99%; INFRAESTRCTURA Y TRANSPORTES MEXICO, S.A. DE C.V. 99.99%; (THE FIRST THREE, SUBCONTROLLING COMPANIES) WICH ALSO CONSOLIDATED THEIR FINANCIAL STATEMENTS WITH THOSE OF THEIR SUBSIDIARIES, MENTIONED AS FOLLOWS:

AMERICAS MINING CORPORATION, INC. ("AMC")	DOMICILED IN (USA)	PERCENTAGE OF PARTICIPATION
MINERA MEXICO, S.A. DE C.V. ("MM")	(MEXICO)	99.81%
GRUPO MINERO MEXICO, S.A. DE C.V. ("G.M.M.")	MEXICO	98.90%
-MEXICANA DE COBRE, S.A. DE C.V. AND SUBSIDIARIES ("MEXCOBRE")	MEXICO	96.43%
-INDUSTRIAL MINERA MEXICO, S.A. DE C.V. AND SUBSIDIARIES ("IMMSA")	MEXICO	100.00%
-MINERALES METALICOS DEL NORTE, S.A. ("MIMENOSA")	MEXICO	100.00%
-SERVICIOS DE APOYO ADMINISTRATIVO, S.A. DE C.V. ("SAASA")	MEXICO	100.00%
-MEXICANA DE CANANEA, S.A. DE C.V. AND SUBSIDIARIES ("MEXCANANEA")	MEXICO	98.49%
-MEXICO COMPAÑIA INMOBILIARIA, S.A. ("MEXCI")	MEXICO	100.00%
-MINERALES Y MINAS MEXICANAS, S.A. DE C.V. ("M.M.M.")	MEXICO	100.00%
-WESTERN COPPER SUPPLIES, INC. ("W.C.S.")	USA	100.00%
-MINERA MÉXICO INTERNACIONAL, INC. ("M.M.I.")	USA	100.00%
-MEXICANA DEL ARCO, S.A. DE C.V. ("MEXARCO")	MEXICO	100.00%
-SOUTHERN PERU COPPER CORPORATION AND SUBSIDIARIES (SPCC)	USA	54.42%
AMERICAS SALES COMPANY INC.	(USA)	100.00%
EXPLORACIONES MINERAS DEL PERU	(USA)	100.00%

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

ASARCO INCORPORATED ("ASARCO")	(USA)	100.00%
-AIR RESOURCES CORPORATION	USA	100.00%
-AR MEXICAN EXPLORATIONS INC. AND SUBSIDIARIES	USA	100.00%
-AR MONTANA CORPORATION AND SUBSIDIARIES	USA	100.00%
-AR SILVER BELL, INC. AND SUBSIDIARIES	USA	75.00%
-ASARCO ARIZONA, INC.	USA	100.00%
-ASARCO EXPLORATION COMPANY, INC. AND SUBSIDIARIES	USA	100.00%
-ASARCO EXPLORATION COMPANY OF CANADA, LIMITED	CANADA	100.00%
-ASARCO INTERNATIONAL CORPORATION	USA	100.00%
-ASARCO INTERNATIONAL CORP. FSC	VIRGIN ISLANDS	100.00%
-ASARCO OIL AND GAS COMPANY, INC.	USA	100.00%
-ASARCO PERUVIAN EXPLORATION COMPANY	USA	100.00%
-ASARCO SANTA CRUZ, INC. AND SUBSIDIARIES	USA	100.00%
-BRIDGEVIEW MANAGEMENT COMPANY, INC.	USA	100.00%
-COMPAÑIA MINERA ASARCO, S.A.	CHILE	100.00%
-DOMESTIC REALTY COMPANY, INC.	USA	100.00%
-ENCYCLE, INC.	USA	100.00%
-HYDROMETRICS, INC. AND SUBSIDIARIES	USA	100.00%
-ENCYCLE/TEXAS, INC.	USA	100.00%
-FEDERATED METALS CANADA LIMITED	CANADA	100.00%
-FEDERATED METALS CORPORATION	USA	100.00%
-GEOMINERALS INSURANCE COMPANY, LTD.	BERMUDA	100.00%
-LAC D'AMIANTE DU QUEBEC, LTEE AND SUBSIDIARIES	USA	100.00%
-MINING DEVELOPMENT COMPANY AND SUBSIDIARIES	USA	100.00%
-MINTO EXPLORATIONS LTD	CANADA	55.77%
-MISSION EXPLORATION COMPANY AND SUBSIDIARIES	USA	100.00%
-NCBR, INC.	USA	100.00%
-NORTHERN PERU MINING CORPORATION	USA	100.00%
-SOUTHERN PERU HOLDING CORPORATION	USA	100.00%
-THE INTERNATIONAL METAL COMPANY	USA	100.00%
-TULIPAN COMPANY, INC.	USA	63.00%
INFRAESTRUCTURA Y TRANSPORTES MEXICO, S.A. DE C.V.("ITM")	MEXICO	
LINEAS FERROVIARIAS DE MEXICO, S.A. DE C.V.("LFM")	MEXICO	99.98%
TEXAS PACIFICO LP. INC.	EUA	100.00%
TEXAS PACIFICO GP. LLC.	EUA	100.00%
TEXAS PACIFICO TRANSPORTATION LTD	EUA	99.00%
INTERMODAL MEXICO, S.A. DE C.V.	MEXICO	99.83%
GRUPO FERROVIARIO MEXICANO, S.A. DE C.V. ("G.F.M.")	MEXICO	74.00%
FERROCARRIL MEXICANO, S.A. DE C.V. ("FERROMEX")	MEXICO	100.00%
GFM SERVICIOS ADMINISTRATIVOS, S.A. DE C.V. ("G.F.M.S.A.")	MEXICO	100.00%
GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V. ("GMMI")	MEXICO	99.99%

CONTROLADORA MINERA MEXICO, S.A. DE C.V. ("CMM")	MEXICO	100.00%
AMERICAS MINING CORPORATION ("AMC")	USA	39.62%

B) BASIS FOR THE DETERMINATION OF FIGURES, FOR COMPARABILITY EFFECTS OF THE FINANCIAL STATEMENTS.

IN ACCORDANCE TO THE DECREED IN THE THIRD OF ADEQUACY TO BULLETIN B-10 THE REEXPRESION OF THE ENTRIES WAS PERFORMED OF THE FINANCIAL STATEMENTS OF THE PREVIOUS YEAR AS WELL AS THE PRESENT PERIOD TO PESOS OF PURCHASING POWER OF MARCH 31, 2003, FOR COMPARISON PURPOSES.

C) TEMPORARY INVESTMENT APPRAISAL.

THE INVESTMENTS IN LIQUID ASSETS ARE FOUND REPRESENTED MAINLY BY INVESTMENT FUNDS IN SHARES OF MEXICAN AND FOREIGN COMPANIES, CETES AND SHORT TERM BANK DEPOSITS, VALUED AT THEIR MARKET VALUE.

D) APPRAISAL OF RIGHTS AND OBLIGATIONS IN FOREIGN CURRENCY.

THE TRANSACTIONS IN FOREIGN CURRENCY, ARE REGISTERED AT THE EXCHANGE RATE ON THE DATE OF OPERATION, ASSETS AND LIABILITIES IN FOREIGN CURRENCY AT THE CLOSING OF THE EXERCISE, ARE ADJUSTED TO THE EXCHANGE RATE TO THAT DATE, AFFECTING THE RESULTS OF THE EXERCISE AS PART OF THE FINANCIAL COST. THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE U.S. DOLLAR WAS 10.7671

E) INVENTORIES AND SALES COST APPRAISAL.

AT THE CLOSING OF THE EXCERCISE, INVENTORIES OF THE PRINCIPAL METALS ARE APPRAISED AT THE ONGOING PRICES OF THE INTERNATIONAL METALS MARKET, MINUS THE UPDATED COST OF THE PENDING TREATMENT AND ACCORDING TO THE PROCESS STAGE OF PRODUCTION AND REFINING IN WHICH THEY ARE FOUND. THE OTHER INVENTORY CONCEPTS ARE APPRAISED AT ACTUAL PURCHASING OR PRODUCTION COSTS. THE REST OF THE VALUES DO NOT EXCEED THE NET VALUE OF LIQUIDATION.

F) REAL ESTATE, MACHINERY AND EQUIPMENT APPRAISAL.

AT THE FIRST QUARTER OF 2003, PROPERTIES AND EQUIPMENT WERE ACTUALIZED APPLY-

ING THE METHOD OF CHANGES IN THE GENERAL PRICE LEVEL IN ACCORDANCE TO AS WELL AS LINEAMENTS APPROVED IN THE FINAL TEXT OF THE FIFTH DOCUMENT OF ADEQUATIONS TO BULLETIN B-10 OF THE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

G) DEPRECIATION RESOLUTION.

DEPRECIATION AND AMORTIZATION ARE CALCULATED BY THE DIRECT LINE METHOD CONSIDERING THE UPDATED VALUE BY THE ADJUSTMENT METHOD FOR CHANGES IN THE GENERAL PRICE LEVEL AND THE REMAINING USEFUL LIFE.

(H) CAPITAL.

THE ACCUMULATED AND CONTRIBUTED CAPITAL AS WELL AS THE NON-MONETARY ENTRIES, ARE MADE EFFECTIVE WITH A FACTOR DERIVED FROM THE NATIONAL CONSUMERS PRICE INDEX (INPC), FROM THE DATE CONTRIBUTION OR GENERATION.

(MONTHLY HISTORICAL AND UPDATED NET RESULT)

(RESULTADO NETO MENSUAL HISTORICO Y ACTUALIZADO)

		NET HISTORICAL RESULT ACCUMULATED	MONTH	INDEX AT CLOSING	OF ORIGIN	MONTHLY UPDATE NET RESULT OF THE EXERCISE (THOUSAND OF PESOS)
APRIL	2002	(296,837)	(296,837)	104.261	99.231	(311,857)
MAY	2002	(636,711)	(339,874)	104.261	99.432	(356,358)
JUNE	2002	(1,121,468)	(484,757)	104.261	99.917	(505,795)
JULY	2002	(968,959)	152,509	104.261	100.204	158,670
AUGUST	2002	(1,446,563)	(477,604)	104.261	100.585	(495,037)
SEPTEMBER	2002	(1,380,666)	65,897	104.26	101.190	67,894
OCTOBER	2002	(1,700,311)	(319,645)	104.261	101.636	(327,892)
NOVEMBER	2002	(1,495,815)	204,496	104.261	102.458	208,075
DECEMBER	2002	(2,188,677)	(692,862)	104.261	102.904	(702,008)
JANUARY	2003	(2,905,764)	(717,087)	104.261	103.320	(723,612)
FEBRUARY	2003	(3,124,109)	(218,345)	104.261	103.607	(219,721)
MARCH	2003	(2,856,812)	267,297	104.261	104.261	267,297

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

NET RESULTS, FOR THE LAST TWELVE MONTHS (2,940,344)

APRIL	2001	(270,252)	(270,252)	104.261	94.772	(297,304)
MAY	2001	(299,707)	(29,455)	104.261	94.989	(32,330)
JUNE	2001	785,091	1,084,798	104.261	95.214	1,187,854
JULY	2001	349,744	(435,347)	104.261	94.967	(477,924)
AUGUST	2001	25,014	(324,730)	104.261	95.529	(354,378)
SEPTEMBER	2001	(511,223)	(536,237)	104.261	96.419	(579,833)
OCTOBER	2001	(352,225)	158,998	104.261	96.854	171,145
NOVEMBER	2001	(514,862)	(162,637)	104.261	97.219	(174,412)
DECEMBER	2001	(2,282,163	(1,767,301)	104.261	97.354	(1,892,603)
JANUARY	2002	(2,172,809)	109,354	104.261	98.253	116,036
FEBRUARY	2002	(2,043,795)	129,014	104.261	98.189	136,987
MARCH	2002	(2,001,803)	41,992	104.261	98.692	44,360

NET RESULTS, FOR THE LAST TWELVE MONTHS (2,152,402)

*BOARD OF DIRECTORS

DURATION FROM APRIL 30, 2002 TO MAY 31, 2003 OR UNTIL FURTHER NOTICE.

MARKET VALUE OF EACH SHARE
LAST MADE 12.74 14.10

OBSERVATIONS TO ANNEX 3.

PARTICIPATION PERCENTAGE IS INCLUDED BETWEEN SUBSIDIARIES WITH LESS THAN 51%.

OBSERVATIONS TO ANNEX 4.

IN OTHER ASSETS, RAILROAD CONCESSION TITLES ARE INCLUDED, FOR A NET AMOUNT OF $ 1,801.077

BASIS FOR FOREIGN SUBSIDIARY FINANCIAL STATEMENT COVERSION.

IN LINE WITH "BULLETIN B-15", FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES, WHOSE OPERATIONS ARE NOT INTEGRATED TO DOMESTIC COMPANIES, ARE ADJUSTED IN ACCORDANCE WITH GAAP USING THE INFLATION OF THE SPECIFIC COUNTRY THEY OPERATE

IN AND ARE THEN CONVERTED BY THE END OF PERIOD EXCHANGE RATE.

FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES WHOSE OPERATIONS ARE INTEGRATED TO DOMESTIC OPERATIONS ARE ADJUSTED IN ACCORDANCE WITH GAAP AND ARE CONVERTED AT THE END OF PERIOD EXCHANGE RATE FOR MONETARY ITEMS AND/OR WHEN THE TRANSACTIONS WERE EXECUTED THAT GENERATE NONE MONETARY ASSETS AS WELL AS THE CAPITAL AND RESULTING NUMBERS, ARE ADJUSTED BY THE NATIONAL CONSUMER PRICE INDEX (INPC).

FINANCIAL STATEMENTS OF OUR PRINCIPAL FOREIGN SUBSIDIARIES DOMICILED IN THE UNITED STATES WITH OPERATIONS MAINLY IN THE UNITED STATES OR PERU ARE GENERATED IN US DOLLARS AND ACCOUNTED FOR IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (US GAAP).

BULLETIN C-2
IN 2001 BULLETIN C-2 "FINANCIAL INSTRUMENTS", WENT INTO EFFECT THIS BULLETIN ESTABLISHES THE METHODOLOGY FOR VALUING AND RECORDING FINANCIAL INSTRUMENTS AND REQUIRES RECOGNITION OF ALL CONTRACTED FINANCIAL INSTRUMENTS ON THE BALANCE SHEET AS EITHER ASSETS OR LIABILITIES, AFFECTING THE RESULTS OF THE PERIOD FOR ANY VALUATION ADJUSTMENTS OF SUCH INSTRUMENTS.

1) CASH IN TREASURY

AS RESULT CERTAIN EVENTS OF DEFAULT IN FINANCIAL CONDITIONS OF ACCORDANCE WITH THE SENIOR SECURED EXPORT NOTES AGREEMENT OF OURS SUBSIDIARY GRUPO MINERO MÉXICO (GMM) & SUBSIDIARIES THE BANK AGENT HAS BEEN WITHHELD THE COLLECTION RELATED TO EXPORT SALES DEPOSITED IN THE COLLATERAL ACCOUNT AND THEY HAS BEEN LIBERATED SOME COLLECTION THAT THE OPERATOR SUBSIDIARIES (GMM) HAS BEEN APPLIED TO THE OPERATION NECESSITY AND PAYMENT OF INTEREST AND CAPITAL AMORTIZATION AND PARCIAL PREPAYING OF $ 27.4 MILLIONS DOLLARS OF REFERRING CREDIT.

AS OF MARCH 31, 2003 THERE WAS $20,583.00 US DOLLARS TRAPPED IN THE COLLATERAL ACCOUNT, THAT WAS RELEASED ON APRIL 29, 2003, DATE WHEN THE FINANCIAL RESTRUCTURE OF GRUPO MINERO MEXICO S.A. DE C.V. WAS CONCLUDED.

2) DEPOSIT QUARANTEE FOR U.S. 28,448 THOUSANDS DOLLARS.MASSS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 AMERICAS MINING CORPORATION	PROM.ORG. INDUSTRIAL SOC.	640	60.38	11,304,729	10,452,848
3 GRUPO MINERO MEXICO INTERNACIONAL, S.A. DE C.V.	PROM. ORG. INDUSTRIAL SOC.	630,212,950	99.99	7,421,957	6,859,064
4 INFRAESTRUC. Y TRANSP. MEXICO, S.A. DE C.V.	TRANSPORTATION SERV.	633,750,710	99.99	5,984,113	4,939,621
TOTAL INVESTMENT IN SUBSIDIARIES				**24,710,799**	**22,251,533**
ASSOCIATEDS					
1 NEPTUNE MINING COMPANY	MINING	10,459	82.50	257	1,066
2 COPPER BASIN RAILWAY, INC.	TRANSPORTATION SERV.	1,800	45.00	3,123	57,711
3 MEXICO CONSTRUCTORA INDUSTRIAL, S.A. DE C.V.		491,800	49.18	545	545
4 PROVEEDORA MINERA DE ARTICULOS DE CONSUMO, S.C.		5	51.47	4,097	4,097
5 PREPARACION DE TERRENOS PARA LABRANZA, S.C.		3	98.00	2	2
6 TERM. FERROV. DEL VALLE DE MEXICO, S.A.DE C.V.		5,364,210	25.00	63,308	109,162
7 SOC. DE TRANSP. MINEROS SECCION V, S.C.		1	51.02	1,276	1,276
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**72,608**	**173,859**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**22,425,392**

NOTES

19/05/2003 16.40

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: GMEXICO
GRUPO MEXICO, S.A. DE C.V.

QUARTER: 1 YEAR: 2003

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	18,560,803	2,372,587	16,188,216	11,231,540	4,986,252	22,433,504
MACHINERY	27,061,461	9,759,533	17,301,928	31,626,052	15,629,479	33,298,501
TRANSPORT EQUIPMENT	301,904	239,334	62,570	409,037	237,365	234,242
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	213,659	176,353	37,306	132,071	52,122	117,255
OTHER	2,005,663	320,628	1,685,035	1,467,751	57,574	3,095,212
DEPRECIABLES TOTAL	**48,143,490**	**12,868,435**	**35,275,055**	**44,866,451**	**20,962,792**	**59,178,714**
NOT DEPRECIATION ASSETS						
GROUNDS	772,068	0	772,068	1,054,055	0	1,826,123
CONSTRUCTIONS IN PROCESS	878,292	0	878,292	77,357	0	955,649
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**1,650,360**	**0**	**1,650,360**	**1,131,412**	**0**	**2,781,772**
TOTAL	**49,793,850**	**12,868,435**	**36,925,415**	**45,997,863**	**20,962,792**	**61,960,486**

82-4582

STOCK EXCHANGE CODE: GMEXICO
GRUPO MEXICO, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCO NACIONAL DE COMERCIO E	15/12/2003	6.55	0	0	0	538,355	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
PROGRAMA DE BURSAT ING BARIN	28/10/2007	8.04	0	0	0	0	0	0	0	0	0	0	356,125	2,054,031	1,369,360	1,315,806
CHASE SECURITIES REVOLVING C	11/12/2003	0.00	0	0	0	0	0	0	0	0	0	11,424	0	0	0	0
COLOCACION DE BONOS ING BARI	01/04/2008	8.97	0	0	0	0	0	0	0	0	0	0	0	0	0	4,750,929
CSFB CORPORATE DEBENTURES	15/04/2003	7.38	0	0	0	0	0	0	0	0	0	0	0	0	0	2,095,590
LARGO PLAZO BANK OF AMERICA	28/09/2003	4.31	0	0	0	0	0	0	0	0	0	1,038,915	659,710	334,010	0	0
NOVA SCOTIA BANK	01/04/2006	5.88	0	0	0	0	0	0	0	0	0	0	0	0	1,076,710	0
CAPITAL LEASE OBLIGATION MIT	09/01/2005	2.67	0	0	0	0	0	0	0	0	0	0	1,075,483	0	0	0
BANCO DEL CREDITO DEL PERU B	15/12/2006	5.20	0	0	0	0	0	0	0	0	0	0	0	0	2,142,879	0
EXIMBANK BANK OF AMERICA	29/08/2009	2.91	0	0	0	0	0	0	0	0	0	156,506	70,527	85,921	85,921	300,910
GILA COUNTY INSTALLMENT BON	01/01/2027	5.55	0	0	0	0	0	0	0	0	0	0	0	0	0	642,807
LEWIS & CLARK COUNTY ENV BO	10/01/2033	5.73	0	0	0	0	0	0	0	0	0	0	0	0	0	614,532
BANAMEX	15/02/2007	4.94	0	0	0	0	0	538,355	0	0	0	0	0	0	0	0
REFACCIONARIO EXPORT DEVELOP	15/06/2003	0.00	0	0	0	0	0	0	0	0	0	208,475	154,347	65,335	0	0
NUECES RIVER EVN BOND	04/01/2018	5.60	0	0	0	0	0	0	0	0	0	0	0	0	0	455,965
CREDIT AGRICOLE INDOSUEZ	07/05/2003	6.29	0	0	0	0	0	0	0	0	0	323,013	0	0	0	0
REFACCIONARIO SOCIETE GENERA	15/12/2003	0.00	0	0	0	0	0	0	0	0	0	105,847	32,851	32,851	0	0
IXE BANK	31/12/2003	7.36	0	0	0	0	0	0	0	0	0	37,685	0	0	0	0
CAPITAL LEASE AT & T, HYDROM	01/01/2007	9.60	0	0	0	0	0	0	0	0	0	8,388	8,775	12,964	4,910	3,886
DRESDNER BANK	19/12/2003	0.00	0	0	0	0	0	0	0	0	0	199,901	0	0	0	0
INBURSA	10/08/2007	12.68	0	0	0	0	0	0	0	5,837,801	0	0	0	0	0	0
JP MORGAN	24/03/2004	3.31	0	0	0	0	0	0	0	0	0	2,153,420	0	0	0	0
INTERESES			0	0	0	0	0	0	0	0	0	478,165	0	0	0	0

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

TOTAL BANKS			0	0	0	538,355	0	538,355	0	5,837,801	0	4,717,739	2,357,818	2,585,112	4,679,780	10,180,425

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
VARIOS			0	0	0	1,172,191	0	0	0	0	0	2,735,113	0	0	0	0
TOTAL SUPPLIERS			0	0	0	1,172,191	0	0	0	0	0	2,735,113	0	0	0	0

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS CREDITOS	31/12/2003		1,668,710	0	0	0	0	0	0	0	0	383,833	68,515	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			1,668,710	0	0	0	0	0	0	0	0	383,833	68,515	0	0	0
			1,668,710	0	0	1,710,546	0	538,355	0	5,837,801	0	7,836,685	2,426,333	2,585,112	4,679,780	10,180,425

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR WAS 10.7671
1) CHASE SECURITIES REVOLVING CREDIT AGREEMENT RATE OF INTEREST LIBOR + 3.25
2) REFACCIONARIO EXPORT DEVELOPMENT CO. RATE OF INTEREST LIBOR +0.750
3) REFACCIONARIO SOCIETE GENERALE NY RATE OF INTEREST LIBOR +0250
4) DRESDNER BANK RATE OF INTEREST LIBOR +2.0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

82-4582

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	40,372	435,314	0	0	435,314
OTHER	189	2,057	0	0	2,057
TOTAL	**40,561**	**437,371**			**437,371**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	29,215	315,823	404	4,331	320,154
INVESTMENTS	1,311	14,171	0	0	14,171
OTHER	38,192	413,942	0	0	413,942
TOTAL	**68,718**	**743,936**	**404**	**4,331**	**748,267**
NET BALANCE	**(28,157)**	**(306,565)**	**(404)**	**(4,331)**	**(310,896)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**3,670,787**	**39,515,641**	0	0	**39,515,641**
LIABILITIES POSITION	**3,624,237**	**39,022,525**			**39,022,525**
SHORT TERM LIABILITIES POSITION	886,704	9,547,231	0	0	9,547,231
LONG TERM LIABILITIES POSITION	2,737,533	29,475,294	0	0	29,475,294
NET BALANCE	**46,550**	**493,116**			**493,116**

NOTES

THE EXCHANGE RATE USED AT THE CLOSE OF THE REVALUATION OF THE DOLLAR WAS 10.7671

19/05/2003 16.40

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	44,082,258	63,964,869	19,882,610	0.00	79,530
FEBRUARY	45,557,899	66,353,135	20,795,237	0.00	56,147
MARCH	45,024,145	65,794,978	20,770,833	1.00	130,856
ACTUALIZATION:	0	0	0	0.00	2,105
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	347,161
OTHER	0	0	0	0.00	(11,131)
TOTAL					**604,668**

19/05/2003 16.40

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NOT APPLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED
NOT APPLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **1** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
ASARCO, INC.		0	0
MISSION-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	18
RAY-ARIZONA	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	62
REFINERY AMARILLO TEXAS	COPPER IN ELECTROLITIC CATHODE	500,000	26
.	COPPER WIRE ROD	245,000	60
.	COPPER CAKES	130,000	26
HAIDEN, ARIZONA	SMELTING OF COPPER	200,000	55
SX/EW RAY, ARIZONA	COPPER IN ELECTROLITIC CATHODE	46,300	89
SX/EW SILVER BELL, ARIZONA	COPPER IN ELECTROLITIC CATHODE	20,000	100
RAY, ARIZONA	SULPHURIC ACID PRODUCTION	650,000	49
AMARILLO, TEXAS	NICKEL METAL PRODUCTION	710	0
ENCYCLE PLANT	NICKEL PRODUCTION	544	0
REFINERY AMARILLO, TEXAS	ANODE SLIMES PROCESSING	2,582	20
.	REFINED SILVER	1,991	10
.	REFINED GOLD*	11,200	6
GLOBE, OHA. NEBRASKA PLANT	LITHARGE PRODUCTION	635	69
.	BISMUTH OXIDE	19	0
.	BISMUTH ALLOY	86	0
.	TEST LEAD	17	0
TOQUEPALA- PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	21,900,000	96
CUAJONE-PERU	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	31,581,000	92
SX/EW TOQUEPALA, PERU	COPPER IN ELECTROLITIC CATHODE	56,250	89
SMELTER ILO, PERU	SMELTING OF COPPER	300,000	99
REFINERY ILO, PERU	COPPER CATHODES	246,000	100
ACID PLANT, PERU	ACID PRODUCTION	330,000	100
PRECIOUS METALS PLANT, PERU	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	365	92
MOLY TOQUEPALA PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	500,000	93
MOLY CUAJONE PLANT, PERU	PRODUCTION OF MOLYBDENUM CONC.	730,000	89
MEXICANA DE COBRE		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF COPPER CONCENTRATES	0	0
.	AND MOLYBDENUM	31,500,000	67
SMELTING	COPPER SMELTER	360,000	48
COAL PLANT	EXTRACCTON OF HYDRATED LIME	122,400	93
MOLYBDENUM PLANT	PRODUCTION OF MOLYBDENUM CONC.	720,000	67
SULPHURIC ACID PLANT	SULPHURIC ACID PRODUCTION	1,565,520	34
SX/EW PLANT	COPPER IN ELECTROLITIC CATHODE	21,900	100
REFINERY	COPPER IN ELECTROLITIC CATHODE	300,000	46

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
WIRE ROD PLANT	PRODUCTION COPPER WIRE ROD	150,000	32
PRECIOUS METALS PLANT	ANODE SLIMES PROCESSING FOR PROD.	0	0
.	OF GOLD AND SILVER REFINED	2,800	32
INDUSTRIAL MINERA MEXICO		0	0
S.A. DE C.V.		0	0
SAN LUIS PLANT	SMELTING OF:	0	0
.	COPPER CONC. AND MINERALS	230,000	47
.	ARSENIC	6,000	30
ELECTROLITIC ZIN REFINERY		0	0
.	REFINING OF.	0	0
.	ZINC	100,000	97
.	CADMIUM	600	100
.	PRODUCTION OF:	0	0
.	SULPHURIC ACID	175,000	100
NUEVA ROSITA PLANT	PROD. COKE BY PRODUCTS	120,000	71
CHARCAS UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,476,000	84
TAXCO UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	1,079,100	32
SAN MARTIN UNIT	MINING AND MILLING PRODUCTION OF LEAD	0	0
.	AND ZINC CONCENTRATES	2,230,400	54
PASTA DE CONCHOS UNIT	MINING AND PRODUCTION OF COAL	1,068,000	40
MINERALES METALICOS DEL NORTE		0	0
S.A.		0	0
SANTA BARBARA UNIT	EXTRACTION AND GRINDING OF MINERALS A	0	0
.	OF LEAD, COPPER AND	1,574,400	94
.	ZINC CONCENTRATES	0	0
MEXICANA DE CANANEA		0	0
S.A. DE C.V.		0	0
CONCENTRATE MINE	EXTRACTION OF COPPER AND ORE	0	0
.	BENEFIT	24,500,000	55
LIXIVIATION PLANTS	COPPER CATHODES	54,750	72

19/05/2003 16.40

NOTES

(1) VOLUME IN THOUSANDS OF KILOGRAMS
* VOLUME IN KILOGRAMS

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
		COPPER CONCENTRAT	TRAFIGURA A.G.	NO	1.00
		BLISTER COPPER	TRAFIGURA NOVARCO	NO	1.00
DIESEL AND LUBRICANT	PETROLEOS MEXICANOS			NO	4.00
REFACTIONS	GIMCO, S.A. DE C.V.			NO	2.00
		ANODES COPPER	CHEMETCO	NO	6.00

NOTES

19/05/2003 16.40

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
OLD	411	8,860	154	18,816	3.00	IMM MONTERREY	MET. PRECIOSOS DE
		0	0				MONTERREY
		0	0			IMM MONTERREY	GRUPO SAN MIGUEL
LVER	149,523	22,646	55,924	92,399		IMM MONTERREY	MET. PRECIOSOS DE
		0	0				MONTERREY
		0	0			IMM MONTERREY	GRUPO SAN MIGUEL
EAD	4,110	29,415	5,801	28,454	34.00		MET-MEX PEÑOLES
NC	24,179	199,256	12,240	113,890	45.00	IMM-SLP	GRUPO NACOBRE
		0	0				ALUM.Y ZINC INDUST.
		0	0				INDUST. MONTERREY
OPPER CONTENT		0	0				
CONCENTRATES	14,729	175,840	0				MEXICANA DE COBRE
NC CONTENT		0	0				
CONCENTRATES	3,991	13,305	2,957	38,737	25.00		MET-MEX PEÑOLES
LISTER COPPER	6,006	109,399	21	387	90.00		COBRE DE MEXICO
		0	0				COBRE DE PASTEJE
OPPER WIRE ROD	48,395	289,298	7,121	136,082			CONDUCTORES COBR.
		0	0				CONDULIMEX
OPPER IN CATHODES	150,767	2,493,662	35,404	646,728	15.00		COBRE DE MEXICO
		0	0				INDUST. UNIDAS
OLYBDENUM	2,709	23,731	624	61,940	90.00	LA CARIDAD	MOLYMEX
RANSPORTATION		0	0				
ERVICES		768,682	0	1,363,315			
THER		0	0	47,724			
RD. DOC. EFFECT.		0	0	12,786			
TOTAL		4,134,094		2,561,258			

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ɔLD		0	204	25,230	USA	SPCC	GERALD METALS
		0	0			ASARCO	ENTHONE OMI
LVER		0	103,863	161,826	USA	SPCC	DEGUSA HILLS
		0	0			IMM MONTERREY	SCOTIA BANK
NC		0	10,035	90,314	USA		BETHLEHEM STEEL
		0	0				INLAND STEEL
NC CONTENT		0	0				
CONCENTRATES		0	1,034	10,042	ALEMANIA	ASARCO	SAVAGE ZINC
.ISTER COPPER		0	8,047	149,961	USA	SPCC	TRAFIGURA AG
ɔPPER WIRE ROD		0	76,817	1,499,956	USA	ATR	CERRO WIRE & CABLE
ɔPPER CATHODES		0	63,964	1,161,932	USA	SPCC	PECHINEY WORLD T.
		0	0			ELECTROWON	GERALD METALS
ɔLYBDENUM		0	2,081	194,535	SUIZA	SPCC	GLENCORE INT.
		0	0		HOLANDA	LA CARIDAD	CHEMETALLGES
THER		0	0	42,616			
ℷD. DOC. EFFECT		0	0	11,330			
TOTAL				3,347,742			

NOTES

VOLUMES IN TONS
GOLD AND SILVER IN KILOGRAMS

19/05/2003 16.48

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** — 278,367

Number of shares Outstanding at the Date of the NFEA: (Units) — 651,646,640

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
1	B	651,646,640.00	20/02/2003	381,100.00
1	B	651,646,640.00	25/03/2003	138,284.00
1	B	651,646,640.00	27/03/2003	91,864.00
1	B	651,646,640.00	31/03/2003	1,898,821.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2003

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	38
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2003 — 2,794,495

Number of shares Outstanding at the Date of the NFEA: (Units) — 651,646,640

82-4582

STOCK EXCHANGE COI GMEXICO

QUARTER: 1 YEAR: 2003

RAZON SOCIAL: **GRUPO MEXICO, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 651,646,640

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
1	B	651,646,640.00	20/02/2003	381,100.00
1	B	651,646,640.00	25/03/2003	138,284.00
1	B	651,646,640.00	27/03/2003	91,864.00
1	B	651,646,640.00	31/03/2003	1,898,821.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2003

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	38
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	9.286
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF MARZO OF 2003 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 651,646,640

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 651,646,640

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO**
GRUPO MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		4	651,646,640			651,646,640	16,316,041	
TOTAL			**651,646,640**	**0**	**0**	**651,646,640**	**16,316,041**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
651,646,640
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

82-4582

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMEXICO** QUARTER: **1** YEAR: **2003**
GRUPO MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** OF JANUARY TO **31** OF **MARCH** OF **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P DANIEL TELLECHEA SALIDO
APODERADO

C.P ERNESTO DURAN TRINIDAD
APODERADO

MEXICO, D.F., AT MAY 19 OF 2003